Exhibit 4.1

SHAREHOLDER’S AGREEMENT

by and among

GLOBALFOUNDRIES Inc.,

Mubadala Technology Investment Company

and

MTI International Investment Company LLC

Dated [•], 2021

i

SHAREHOLDER’S AGREEMENT

This Shareholder’s Agreement is entered into on [•], 2021 by and among GLOBALFOUNDRIES Inc. (the “Company”), Mubadala Technology Investment Company (“MTIC”) and MTI International Investment Company LLC (together with MTIC, the “Holders”).

RECITALS:

WHEREAS, the Company is currently contemplating an underwritten initial public offering (“IPO”) of its Ordinary Shares (as defined below), $[•] par value; and

WHEREAS, in connection with, and effective upon, the date of completion of the IPO (the “Closing Date”), the Company and the Holders wish to set forth certain understandings between such parties, including with respect to certain governance matters.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I

INTRODUCTORY MATTERS.

1.1 Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“Accounting Control” means “control” within the meaning of IFRS 10 (Consolidated Financial Statements).

“Affiliate” means, with respect to any Person, (a) any Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, or (b) any Person who is a general partner, partner, managing director, manager, officer, director or principal of the specified Person.

“Agreement” means this Shareholder’s Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Affiliated Entity” means any Person that is directly or indirectly wholly owned by MIC.

“beneficially own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of the Company.

“Business Day” means a day other than a Saturday, Sunday, a federal or New York State holiday, or other day on which commercial banks in New York City are authorized or required by law to close.

“Closing Date” has the meaning set forth in the Preamble.

“Company” has the meaning set forth in the Preamble hereto.

“control” (including its correlative meanings, “controlled by”, “controlling” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

“Director” means any member of the Board.

“DMO” means the Debt Management Office of the Department of Finance of the Emirate of Abu Dhabi.

“Electronic Record” has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act” means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“EMIR” means European Market Infrastructure Regulation.

“Equity Method of Accounting” means, within the meaning of Internal Accounting Standard 28, a method of accounting by which an equity investment is initially recorded at cost and subsequently adjusted to reflect the investor’s share of the net assets of the investee.

“Exchange Act” means the Securities Exchange Act of 1934 of the United States of America, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“GRP” means the Group Reporting Pack in the format developed and provided by MIC.

“Holder” has the meaning set forth in the Preamble.

“ICFR” means a report on internal controls over financial reporting as required by the Abu Dhabi Accountability Authority.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and applicable requirements of the United Arab Emirates Federal Law No. 2 of 2015.

“Information” shall have the meaning set forth in Section 3.2 below.

“IPO” has the meaning set forth in the Preamble.

“Law” means any statute, act, law, regulation, ordinance, rule, injunction, order, decree, governmental approval, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority.

“Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of the Company, as the same may be amended, supplemented, restated or otherwise modified from time to time.

“MDGH” means Mamoura Diversified Global Holding PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi.

“MIC” means Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi.

“Mubadala Designee” means a person nominated by MTIC pursuant to Section 2.1 and thereafter appointed to the Board to serve as a Director.

“Mubadala Entities” means MIC, any Affiliated Entities, or any entity, investment fund or account managed or advised by MIC or an Affiliated Entity.

“Mubadala Group” means MIC and its subsidiaries.

“Mubadala Group Accounting Policy” means the Mubadala Accounting Policy, based on IFRS, that is developed by MIC and provided to the Company and its subsidiaries on an annual basis.

“Ordinary Shares” means the ordinary shares in the share capital of the Company, par value $[•] per share.

“Person” means an individual, a company, an exempted company, an exempted partnership, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or other form of business organization, whether or not regarded as a legal entity under applicable Law, or any Governmental Authority or any department, agency or political subdivision thereof.

“Related Parties” has the meaning set forth in Section 5.14.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, exempted company, exempted partnership, partnership, association or other business entity of which: (i) if a corporation or company, a majority of the total voting power of shares of stock or shares entitled to vote in the election or appointment of directors, representatives or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (ii) if a limited liability company, partnership, exempted partnership, association or other business entity, a majority of the total voting power of stock (or equivalent ownership interest) of the limited liability company, partnership, association or other business entity is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member, managing director or other governing body or general partner of such limited liability company, partnership, association or other business entity.

“Total Number of Directors” means the total number of Directors constituting the Board.

1.2 Construction. Interpretation of this Agreement shall be governed by the following rules of construction. Unless the context otherwise requires: (a) references to the terms Article, Section and paragraph are references to the Articles, Sections and paragraphs to this Agreement unless otherwise specified; (b) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement hereto; (c) references to “$” or “Dollars” shall mean United States dollars; (d) the words “include,” “includes,” “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (e) the word “or” shall not be exclusive; (f) references to “written” or “in writing” include in electronic form; (g) provisions shall apply, when appropriate, to successive events and transactions; (h) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (i) each of the Company and the Holders has participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement; (j) a reference to any Person includes such Person’s permitted successors and assigns; (k) references to “days” mean calendar days unless Business Days are expressly specified; (l) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (m) the terms “party”, “party hereto”, “parties” and “party hereto” shall mean a party to this Agreement and the parties to this Agreement, as applicable, unless otherwise specified; (n) with respect to the determination of any period of time, “from” means “from and including”; (o) any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day; (p) any requirements as to delivery under this Agreement include delivery in the form of an Electronic Record; (q) any requirements as to execution or signature under this Agreement including the execution of this Agreement themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act, and (r) Sections 8 and 19(3) of the Electronic Transactions Act shall not apply. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time may be amended, supplemented, restated or modified, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes.

ARTICLE II

BOARD OF DIRECTORS

2.1 Appointment of Directors.

(a) Following the Closing Date, MTIC shall have the right, but not the obligation, to nominate to the Board a number of designees equal to at least:

(i) a majority of the Total Number of Directors, so long as the Mubadala Entities beneficially own 50% or more of the Ordinary Shares beneficially owned by the Mubadala Entities at the Closing Date;

(ii) 50% of the Total Number of Directors, in the event that the Mubadala Entities beneficially own 40% or more, but less than 50%, of the Ordinary Shares beneficially owned by the Mubadala Entities at the Closing Date;

(iii) 40% of the Total Number of Directors, in the event that the Mubadala Entities beneficially own 30% or more, but less than 40%, of the Ordinary Shares beneficially owned by the Mubadala Entities at the Closing Date;

(iv) 30% of the Total Number of Directors, in the event that Mubadala Entities beneficially own 20% or more, but less than 30%, of the Ordinary Shares beneficially owned by the Mubadala Entities at the Closing Date; and

(v) 20% of the Total Number of Directors, in the event that the Mubadala Entities beneficially own 5% or more, but less than 20%, of the Ordinary Shares beneficially owned by the Mubadala Entities at the Closing Date.

For purposes of calculating the number of Directors that MTIC is entitled to designate pursuant to this Section 2.1, any fractional amounts shall automatically be rounded up to the nearest whole number (e.g., one and one quarter (1 1/4) Directors shall equate to two (2) Directors) and any such calculations shall be made after taking into account any increase in the Total Number of Directors.

(b) In the event that MTIC has nominated less than the total number of designees MTIC shall be entitled to nominate pursuant to Section 2.1(a) above, MTIC shall have the right, at any time, to nominate such additional designees to which it is entitled, in which case, the Company and the Board shall take all necessary corporate action, to the fullest extent permitted by applicable law, to (x) enable MTIC to nominate and effect the appointment of such additional individuals, whether by increasing the size of the Board, or otherwise, and (y) to effect the appointment of such additional individuals nominated by MTIC to fill such newly created directorships or to fill any other existing vacancies.

(c) In the event that a vacancy is created at any time by the death, retirement or resignation of any Mubadala Designee, the remaining Directors shall, to the fullest extent permitted by applicable Law and as soon as possible, take all actions necessary at any time and from time to time, to cause the vacancy created thereby to be filled by a person designated by majority vote of the Mubadala Designees then in office or, if there are no such Mubadala Designees, designated by MTIC.

(d) The Company agrees, to the fullest extent permitted by applicable Law, to include in the slate of nominees recommended by the Board for appointment at any meeting of shareholders called for the purpose of appointing directors (where directors are divided into classes, such meeting being that of the relevant class) the persons designated pursuant to this Section 2.1 and to nominate and recommend each such individual to be appointed as a Director as provided herein, to solicit proxies or consents in favor thereof, and otherwise to provide the highest level of support for the appointment of each such person as we provide to any other individual standing for appointment as a director. The Company is entitled, solely for the purposes set forth in this Section 2.1(d), to identify such individual as a Mubadala Designee pursuant to this Shareholder’s Agreement.

(e) For so long as MTIC is entitled to nominate a number of Mubadala Designees to the Board equal to or greater than 30% of the Total Number of Directors, the chair of the Board shall be selected by vote of a majority of the Mubadala Designees.

ARTICLE III

INFORMATION

3.1 Books and Records. The Company shall, and shall cause its consolidated subsidiaries to, keep proper books, records and accounts, in which full and correct entries shall be made of all financial transactions and the assets and business of the Company and each of its consolidated subsidiaries in accordance with generally accepted accounting principles.

3.2 Certain Reports.

(a) For so long as MIC has Accounting Control over the Company, the Company shall, and shall cause its consolidated subsidiaries to, provide to each of the Mubadala Entities who so requests:

(i) access to the Company’s and its consolidated subsidiaries’ books and records;

(ii) the opportunity to discuss the affairs, finances and condition of the Company or its consolidated subsidiaries with their management and auditors;

(iii) copies of all materials circulated to the Board (including to the Board committees);

(iv) quarter-end and monthly reports which shall conform, in all material aspects, to the format provided by MIC;

(v) within 45 days of the end of quarter or financial year, as the case may be, the quarterly and annual GRPs and analytics, to be reported in accordance with the Mubadala Group Accounting Policy and with IFRS, as well as updates on subsequent events until such time as the financial statements of MIC and MDGH are approved by their respective boards of directors;

(vi) within 45 days of the end of the quarter or the financial year, as the case may be, the quarterly and annual GRPs audited by the Company’s auditors and reported to Mubadala Group’s auditors in accordance with group audit instructions received from the Mubadala Group auditors;

(vii) half-yearly and annual DMO debt issuance projections in the format provided by MIC, including any projected drawings under the revolving credit facilities;

(viii) annual ICFR reporting in the format provided by MIC (such reporting to be provided to the Mubadala Group auditors as well), and provide to each of the Mubadala Entities who so requests and to the Mubadala Group auditors access to management, information and data related to internal controls over financial reporting; and

(ix) any other additional information required to be disclosed by such Mubadala Entity by Law or otherwise needed for such Mubadala Entity’s internal or external reporting requirements or legal, regulatory or tax compliance, all such information so furnished pursuant to this Section 3.2, the “Information”.

(b) For so long as MIC accounts for its investment in the Company under the Equity Method of Accounting, the Company shall, and shall cause its consolidated subsidiaries to, provide to each Mubadala Entity who so requests, such Information as provided above, other than in relation to Sections 3.2(a)(iii), 3.2(a)(vii), 3.2(a)(viii) and 3.2(a)(ix), unless a change in Law results in a requirement to provide such Information, in which case such Information shall be provided.

(c) Where MIC neither Controls nor accounts for its investment in the Company under the Equity Method of Accounting, the Company shall only be required to provide, and to cause its consolidated subsidiaries to provide, to each Mubadala Entity who so requests, the Information set forth in Section 3.2(a)(ix).

3.3 Confidentiality. The Mubadala Entities shall maintain the confidentiality of the Information received pursuant to Section 3.2 above and such recipient shall, and shall direct its designated representatives to, keep confidential and not disclose any such Information. This obligation of confidentiality shall not apply to Information:

(a) that is or has become publicly available other than as a result of a disclosure by any of the Mubadala Entities or its designated representatives in violation of this Agreement;

(b) that was already known to any of the Mubadala Entities or its designated representatives or was in the possession of any of the Mubadala Entities or its designated representatives prior to its being furnished by or on behalf of the Company or its designated representatives;

(c) that is received by any of the Mubadala Entities or its designated representatives from a source other than the Company or its designated representatives, provided, that the source of such Information was not actually known by such Mubadala Entity or designated representative to be bound by a confidentiality agreement with, or other contractual obligation of confidentiality to, the Company or any of its consolidated subsidiaries;

(d) that was independently developed or acquired by any of the Mubadala Entities or its designated representatives or on its or their behalf without the violation of the terms of this Agreement; or

(e) that any of the Mubadala Entities or its designated representatives is required to disclose pursuant Law.

3.4 Sharing of Information. Individuals associated with the Mubadala Entities (including the Holders) may from time to time serve on the Board or the equivalent governing body of the Company’s Subsidiaries. The Company, on its behalf and on behalf of its Subsidiaries, recognizes that individuals associated with the Mubadala Entities, including the Mubadala Designees, (i) may from time to time receive Information concerning the Company and its Subsidiaries, and (ii) may (subject to the obligation to maintain the confidentiality of such information in accordance with Section 3.3) share such information with other individuals associated with the Mubadala Entities including directors, officers, employees, consultants, advisers, and financing providers. Such sharing will be for the dual purpose of facilitating support to such individuals in their capacity as directors, officers, employees, consultants, advisers, and financing providers and enabling the Mubadala Entities, as equity holders, to better evaluate the Company’s performance and prospects. The Company, on behalf of itself and its Subsidiaries, hereby irrevocably consents to such sharing.

ARTICLE IV

OTHER RIGHTS

4.1 Consent to Certain Actions.

(a) Subject to the provisions of Section 4.1(b), without the prior written approval of MTIC, the Company shall not, and shall (to the extent applicable) cause each of its Subsidiaries not to:

(i) amend, modify or repeal (whether by merger, consolidation or otherwise) any provision of the Memorandum and Articles or equivalent organizational documents of the Company in a manner that adversely affects Mubadala Entities beneficially owning Company shares;

(ii) issue additional equity interests of the Company or any of its Subsidiaries, other than (A) any award under any shareholder-approved equity compensation plan, or (B) any intra-company issuance among the Company and its wholly-owned Subsidiaries;

(iii) merge, consolidate with or into any other entity, or transfer (by lease, assignment, sale or otherwise) all or substantially all of the Company’s and its Subsidiaries’ assets, taken as a whole, to another entity, or enter into or agree to undertake any transaction that would constitute a “change of control” as defined in the Company’s and its Subsidiaries’ principal credit facilities or debt instruments (other than, in each case, transactions among the Company and its wholly-owned Subsidiaries);

(iv) other than in the ordinary course of business with vendors, customers and suppliers, enter into or effect any (A) acquisition by the Company or any Subsidiary of the equity interests or assets of any Person, or the acquisition by the Company or any Subsidiary of any business, properties, assets, or Persons, in one transaction or a series of related transactions or (B) disposition of assets of the Company or any Subsidiary or the shares or other equity interests of any Subsidiary, in each case where the amount of consideration for any such acquisition or disposition exceeds $300 million in any single transaction, or an aggregate amount of $500 million in any series of transactions during a calendar year;

(v) undertake any liquidation, dissolution or winding up of the Company;

(vi) incur financial indebtedness, in a single transaction or a series of related transactions, aggregating to more than $200 million, except for borrowings under a revolving credit facility that has previously been approved or is in existence (with no increase in maximum availability) on the date of closing of the Company’s IPO;

(vii) hire or terminate the Chief Executive Officer, the Chief Financial Officer or the Chief Legal Officer of the Company or designate any replacement thereto;

(viii) effect any material change in the nature of the business of the Company or any Subsidiary, taken as a whole; or

(ix) change the size of the Board.

(b) The approval rights set forth in Section 4.1(a) shall terminate at such time as the Mubadala Entities no longer collectively beneficially own at least 30% of the outstanding Ordinary Shares.

4.2 Auditor Selection

(a) Until the first financial year end occurring after the date on which the entities comprising the Mubadala Group and any entities owned by the Government of Abu Dhabi, together with their subsidiaries, no longer own, in the aggregate, at least 25% of the voting power of the Company’s outstanding securities, the Company shall:

(i) use its reasonable best efforts, if permitted by applicable Law (including, in particular, the Company’s Audit, Risk and Compliance Committee’s duties and responsibilities under the Securities Exchange Act of 1934, as amended) and if in the best interests of the Company, to select as its independent registered public accounting firm the Mubadala Group auditor (or an affiliate of such auditor); and

(ii) provide MIC as much prior notice as is reasonably practical of any change in the Company’s independent registered public accounting firm.

(b) When selecting its independent registered public accounting firm, the Company shall give due consideration to the benefits arising to the Company from the selection of the same firm as the Mubadala Group auditor (or an affiliate of such auditor).

ARTICLE V

GENERAL PROVISIONS

5.1 Termination. This Agreement shall terminate on the earlier to occur of (i) such time as the Mubadala Entities no longer beneficially own 5% or more of the outstanding Ordinary Shares in the aggregate and (ii) upon the delivery of a written notice by MTIC to the Company requesting that this Agreement terminate.

5.2 Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, sent by electronic mail or sent by reputable international courier service (charges prepaid) to the address set forth below, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered personally, sent by electronic mail (provided no message is received by sender indicating that the electronic mail was not delivered to its intended recipient) or upon actual delivery by reputable international courier service (as indicated in such courier service’s records).

The Company’s address is:

GLOBALFOUNDRIES Inc.

400 Stonebreak Road Extension

Malta, NY 12020

United States

Attention: General Counsel

Email: legal.notices@gf.com

The Holders’ address is:

c/o MTI International Investment Company LLC

Mamoura Building A, Muroor Road

P.O. Box 45005

Abu Dhabi, United Arab Emirates

Attention: General Counsel

Email: anamphy@mubadala.ae, with copy to legalunit@mubadala.ae

5.3 Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Company and the other parties hereto. Neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

5.4 Further Assurances. The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof. To the fullest extent permitted by applicable Law, the Company shall not directly or indirectly take any action that is intended to, or would reasonably be expected to result in the Mubadala Entities being deprived of any rights contemplated by this Agreement.

5.5 Assignment. This Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned without the express prior written consent of the other parties hereto, and any attempted assignment, without such consents, will be null and void; provided, however, each of the Holders shall be entitled to assign, in whole or in part, any of its rights hereunder without such prior written consent to any Mubadala Entity to which it transfers Ordinary Shares.

5.6 Third Parties. Except as provided for in Section 3.4 with respect to the Mubadala Entities and the individuals associated with the Mubadala Entities specified therein, this Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto and any person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act (As Revised), as amended, modified, re-enacted or replaced, to enforce any term of this Agreement.

5.7 Governing Law; Jurisdicton. This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands, without regard to principles of conflicts of laws thereof. Each party irrevocably agrees to submit to the exclusive jurisdiction of the courts of the Cayman Islands over any claim or matter arising under or in connection with this Agreement or the legal relationship established by this Agreement.

5.8 Specific Performance. Without prejudice to any other rights or remedies that either party may have, each party acknowledges and agrees that damages alone would not be an adequate remedy for any breach by the other party of the provisions of this Agreement and that accordingly each party shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the provisions of this Agreement.

5.9 Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof or thereof other than those expressly set forth herein and therein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

5.10 Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (i) the remainder of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by applicable Law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by applicable Law and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby.

5.11 Table of Contents, Headings and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

5.12 Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one Agreement (or amendment, as applicable).

5.13 Effectiveness. This Agreement shall become effective upon the Closing Date.

5.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or otherwise, and notwithstanding the fact that certain of the Holders may be limited liability companies, corporations or other entities, each party hereto covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered by any Person pursuant hereto or otherwise shall be had against the Mubadala Entities or any of their former, current or future direct or indirect equity holders, controlling Persons, shareholders, directors, officers, employees, agents, Affiliates, members, financing sources, managers, general or limited partners or assignees (each a “Related Party” and collectively, the “Related Parties”), in each case other than (subject, for the avoidance of doubt, to the provisions of this Agreement) each party hereto or any of its respective assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of any party hereto or any of its respective assignees under this Agreement or any documents or instruments delivered by any Person pursuant hereto for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, that nothing in this Section 5.14 shall relieve or otherwise limit the liability of any party hereto or any of its respective assignees for any breach or violation of its obligations under such agreements, documents or instruments.

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IN WITNESS WHEREOF, the parties hereto have executed this Shareholder’s Agreement on the day and year first above written.

GLOBALFOUNDRIES Inc.

By:
Name: [•]
Title: [•]

[Signature Page to Shareholder’s Agreement]

MUBADALA TECHNOLOGY INVESTMENT COMPANY

By:
Name: [•]
Title: [•]

[Signature Page to Shareholder’s Agreement]

MTI INTERNATIONAL INVESTMENT COMPANY LLC

By:
Name: [•]
Title: [•]

[Signature Page to Shareholder’s Agreement]